Advaxis, Inc.

9 Deer Park Drive, Suite K-1

Monmouth Junction, New Jersey

(609) 452-9813

June 27, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Advaxis, Inc.
Request to Withdraw Registration Statement on Form S-1 File No. 333-264894

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Advaxis, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-264894), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on May 12, 2022 and was amended on May 24, 2022, and June 13, 2022.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require any further information, please contact the Company’s counsel, Morgan, Lewis & Bockius LLP, by calling Justin W. Chairman at (215) 963-5061.

Very truly yours,

Advaxis, Inc.

By:	/s/ Kenneth A. Berlin
Name:	Kenneth A. Berlin
Title:	President and Chief Executive Officer

cc:	Justin W. Chairman, Morgan, Lewis & Bockius LLP